Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form N-14 of AXS Multi-Strategy Alternatives Fund, a separate series of the Investment Managers Series Trust II (the Fund), of our report dated November 29, 2021, relating to our audit of the financial statements and financial highlights, which appear in the September 30, 2021 Annual Report to Shareholders, which are also incorporated by reference into the Registration Statement.

We also consent to the reference to our firm under the captions "Questions and Answers," “Proposal – To Approve the Agreement and Plan of Reorganization,” “Service Providers,” “Independent Registered Public Accounting Firm” and “Financial Highlights of the Acquiring Fund” in such Registration Statement.

/s/ RSM US LLP

Denver, Colorado

February 11, 2022